                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1995

                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________________

Commission file number 0-16668

         A.       Full title of the plan and the address of the plan:

                  WSFS Financial Corporation
                  401(k) Savings and Retirement Plan
                  838 Market Street
                  Wilmington, DE  19899

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WSFS Financial Corporation
                  838 Market Street
                  Wilmington, DE  19899

                                    EXHIBIT I

                           WSFS FINANCIAL CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Information

                              REQUIRED INFORMATION

The audited financial statements required are incorporated herein by reference from the Financial Statements and Supplemental Information, December 31, 1995, attached as Exhibit 1.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                WSFS Financial Corporation
                                          401(k) Savings and Retirement Plan

DATE:             June 28, 1996           /s/    R. WILLIAM ABBOTT
                                          ------------------------------
                                                 R. William Abbott
                                                 Plan Administrator

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                Financial Statements and Supplemental Information

                           WSFS FINANCIAL CORPORATION

                       401(k) SAVINGS AND RETIREMENT PLAN

                              Financial Statements
                                       and
                            Supplemental Information

                                      Index

                                                                        Page(s)

Report of Independent Auditors                                           1 - 2

Financial Statements:

       Statements of Net Assets Available for Benefits                   3 - 4

       Statements of Changes in Net Assets Available for Benefits        5 - 7

       Notes to Financial Statements                                    8 - 15

Supplemental Information:

       Schedule I - Item 27a:  Schedule of Assets held for Investment
       Purposes                                                        16 - 17

       Schedule II - Item 27d:  Schedule of Reportable Transactions         18

                         LOGO of KPMG Peat Marwick, LLP
                         REPORT OF INDEPENDENT AUDITORS

To the Participants and
Administrator of the
WSFS Financial Corporation
401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings and Retirement Plan of WSFS Financial Corporation (the
Plan) for the years ended December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1995 and 1994 financial statements referred to above present fairly, in all material respects, the information regarding the Plan's net assets available for benefits as of December 31, 1995 and 1994, and changes in net assets therein for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 1995 basic financial statements taken as a whole. The supplemental information included in the schedules of assets held for investment purposes and reportable transactions is presented for purposed of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The 1995 supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the 1995 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.

/s/ KPMG Peat Marwick, LLP
June 25, 1996
Philadelphia, Pennsylvania

                        REPORT OF INDEPENDENT ACCOUNTANTS

March 8, 1994

To the Participants and
Administrator of
WSFS Financial Corporation
401(K) Savings and Retirement Plan

In our opinion, the accompanying statement of changes in net assets available for benefits presents fairly, in all material respects, the changes in the financial status of WSFS Financial Corporation 401(k) Savings and Retirement Plan (formerly Wilmington Savings Fund Society, FSB 401(k) Savings Plan) for the year ended December 31, 1993, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the plan administrator; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion expressed above. We have not audited the financial statements of WSFS Financial Corporation 401(k) Savings and Retirement Plan for any period subsequent to December 31, 1993.

/s/  Price Waterhouse LLP
     Washington, DC

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                 Statement of Net Assets Available for Benefits
                          Year Ended December 31, 1995


                                                                                                   WSFS
                                                                                                 Financial
                                Money Market    Bond      Large Cap    Small Cap  International   Common
                                    Fund        Fund     Stock Fund   Stock Fund       Fund      Stock Fund  Loan Fund      Total
                                    ----        ----     ----------   ----------       ----      ----------  ---------      -----
Assets:
Investments, at fair value.....  $1,215,855    $980,294   $1,778,665  $  806,286 $   469,042   $4,979,678    $          $10,229,820
Receivables:
    Accrued income.............      (4,178)     (5,375)      11,398       7,286       4,800       11,726                    25,657
    Receivable from employer ..       2,302                                                                                   2,302
Loans to participants..........                                                                               408,593       408,593
                                 ----------    ---------  ---------------------- -------------------------   ---------  -----------
 Net assets available for
  benefits.....................  $1,213,979    $974,919   $1,790,063  $  813,572  $  473,842   $4,991,404    $408,593   $10,666,372
                                 ==========    ========   ==========  ==========  ==========   ==========    ========   ===========


The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                 Statement of Net Assets Available for Benefits
                          Year Ended December 31, 1994


                                                                                                   WSFS
                                                                                                 Financial
                               Money Market    Bond     Large Cap    Small Cap   International    Common
                                    Fund       Fund     Stock Fund   Stock Fund      Fund       Stock Fund     Loan Fund     Total
                                    ----     ----       ----------  ----------      ----       ----------     ---------     -----
Assets:
Investments, at fair value..... $1,149,664   $793,117   $1,206,952    $575,681    $421,832     $1,407,349      $ 83,005   $5,637,600
  Receivables:
    Accrued income.............      5,616          8                       41          41             21           382        6,109
    Loans to participants......                                                                                 367,314      367,314
    Interfund transfers........                 6,538       88,190     (16,580)    (20,129)        24,986       (83,005)
  Accounts receivable..........     26,670         (7)                   1,632       2,094           (965)                    29,424
                               -----------  ---------   ----------  -----------   ---------    ----------      ---------    --------


  Net assets available for
   benefits.................... $1,181,950   $799,656   $1,295,142    $560,774    $403,838     $1,431,391      $367,696   $6,040,447
                                ==========  =========   ==========  ==========    ========     ==========      ========   ==========


The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1995




                                           Money Market    Bond       Large Cap        Small Cap
                                              Fund         Fund       Stock Fund       Stock Fund
                                               ----         ----       ----------      ----------

Additions to net assets attributed to:
  Investment income:
   Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments.......                      $156,027      $451,398  $     152,993
   Interest and dividends.............     $   76,361            352         3,559          5,666
                                           ----------     ----------   -----------  -------------
                                               76,361        156,379       454,957        158,659
                                           ----------     ----------    ----------  -------------
  Contributions:
    Employer..........................         34,476         18,599        27,264         23,071
    Employees.........................         73,379         60,810       124,988        106,213
                                          -----------     ----------    ----------    -----------
                                              107,855         79,409       152,252        129,284
                                           ----------     ----------    ----------    -----------
Transfers from other qualified plans
  on behalf of participants............                                        714          1,260
                                           ----------    -----------    ----------   ------------

    Total additions....................       184,216        235,788       607,923        289,203
                                           ----------    -----------    ----------   ------------
Participant withdrawals from
  net assets...........................      (158,307)       (65,851)     (119,908)       (18,804)
Supplemental interfund transfers and
  employee contributions...............       (12,234)        17,296        23,754         (7,960)
Net transfers to loan fund.............        18,354        (11,970)      (16,848)        (9,641)
                                            ---------      ---------     ---------    -----------
  Net increase ........................        32,029        175,263       494,921        252,798

Net assets available for benefits:
  Beginning of year....................     1,181,950        799,656     1,295,142        560,774
                                           ----------     ----------    ----------     ----------
  End of year..........................    $1,213,979     $  974,919    $1,790,063     $  813,572
                                           ==========     ==========    ==========     ==========




                                                               WSFS
                                                             Financial
                                             International    Common
                                                  Fund      Stock Fund     Loan Fund        Total
                                                  ----      ----------     ---------        -----

Additions to net assets attributed to:
  Investment income:
   Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments.......      $    38,996    $ 2,280,760                 $ 3,080,174
   Interest and dividends.............              (56)       106,199    $   37,681       229,762
                                            -----------     ----------    ----------    ----------
                                                 38,940      2,386,959        37,681     3,309,936
                                            -----------     ----------   -----------    ----------
  Contributions:
    Employer..........................           17,583      1,210,122                   1,331,115
    Employees.........................           77,279         81,292                     523,961
                                             ----------     ----------    ----------    ----------
                                                 94,862      1,291,414                   1,855,076
                                             ----------     ----------    ----------   -----------
Transfers from other qualified plans
  on behalf of participants............             357          8,376                      10,707
                                             ----------    -----------    ----------   -----------

    Total additions....................         134,159      3,686,749        37,681     5,175,719
                                             -----------   -----------    ----------   -----------
Participant withdrawals from
  net assets...........................         (11,859)      (301,612)      (14,189)      690,530
Supplemental interfund transfers and
  employee contributions...............         (61,137)       181,067                     140,786
Net transfers to loan fund.............           8,891         (6,191)       17,405
                                             ----------   ------------     ---------   -----------
  Net increase ........................          70,054      3,560,013        40,897     4,625,975

Net assets available for benefits:
  Beginning of year....................         403,838      1,431,391       367,696     6,040,447
                                             ----------   ------------     ---------   -----------
  End of year..........................      $  473,892   $  4,991,404    $  408,593   $10,666,372
                                             ==========   ============    ==========   ===========



The accompanying notes are an integral part of these financial statements

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1994



                                           Money Market      Bond         Large Cap        Small Cap
                                              Fund           Fund        Stock Fund       Stock Fund
                                        ---------------   ----------     ----------       ----------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
     appreciation (depreciation) in
     fair value of investments........                    $  (29,086)      (61,915)     $   10,762
    Interest and dividends............    $   49,865              75                           157
                                           ---------       ---------     ---------       ---------
                                              49,865         (29,011)      (61,915)         10,919
                                           ---------       ---------     ---------       ---------
  Contributions:
    Employer..........................        23,228          21,821        26,184          18,415
    Employees.........................        53,727          65,261       102,190          70,568
                                           ---------      ----------     ---------       ---------
                                              76,955          87,082       128,374          88,983
                                           ---------      ----------     ---------       ---------
Transfers from other qualified plans
  on behalf of participants...........
                                           ---------      ----------     ---------       ---------
    Total additions...................       126,820          58,071        66,459          99,902
                                           ---------      ----------    ----------       ---------
Participant withdrawals from
  net assets..........................      (108,045)        (30,863)      (68,069)         (5,674)
Net transfers among funds.............      (643,466)        147,190        (3,213)        447,085
                                            ---------     ----------     ---------       ---------
  Net increase (decrease).............      (624,691)        174,398        (4,823)        541,313
Supplemental interfund transfers
  and employee contributions..........       763,815        (124,318)      150,801        (435,079)
Net assets available for benefits:
  Beginning of year....................    1,042,826         749,576     1,149,164         454,540
                                          ----------      ----------    ----------      ----------
  End of year..........................   $1,181,950      $  799,656    $1,295,142      $  560,774
                                          ==========      ==========    ==========      ==========


                                                              WSFS          WSFS
                                                           Financial     Financial
                                           International    Common        Preferred
                                               Fund       Stock Fund     Stock Fund    Loan Fund       Total
                                          -------------   ----------     ----------    ---------     --------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
     appreciation (depreciation) in
     fair value of investments........     $  (1,025)    $ (186,306)     $ 36,628                   (230,942)
    Interest and dividends............           148            726                  $  32,174        83,145
                                           ----------     ---------      --------    ---------     ----------
                                                (877)      (185,580)       36,628       32,174      (147,797)
                                           ----------     ---------      --------    ---------      --------
  Contributions:
    Employer..........................        11,633        303,118           860                    405,259
    Employees.........................        52,408         40,001         3,156                    387,311
                                           ----------     ---------      --------    ---------     ---------
                                              64,041        343,119         4,016                    792,570
                                           ----------     ---------      --------    ---------     ---------
Transfers from other qualified plans
  on behalf of participants...........           545                                                     545
                                           ----------     ---------      --------    ---------     ---------
    Total additions...................        63,709        157,539        40,644       32,174       645,318
                                           ----------     ---------      --------    ---------     ---------
Participant withdrawals from
  net assets..........................        (5,497)       (41,949)      (78,515)      (4,283)     (342,895)
Net transfers among funds.............       325,671        557,143      (606,243)    (224,167)
                                            ---------     ---------       --------   ---------       -------
  Net increase (decrease).............       383,883        672,733      (644,114)    (196,276)      302,423
Supplemental interfund transfers
  and employee contributions..........      (314,566)       177,182        92,462      (14,037)      296,260
Net assets available for benefits:
  Beginning of year....................      334,521        581,476       551,652      578,009     5,441,764
                                           ----------     ----------    ----------    --------    ----------
  End of year..........................   $  403,838     $1,431,391     $             $367,696    $6,040,447
                                           ==========     ==========    ==========    ========    ==========

The accompanying notes are an integral part of these financial statements

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1993



                                         Money Market        Bond      Large Cap        Small Cap
                                             Fund            Fund      Stock Fund       Stock Fund
                                        ---------------   ----------   ----------       ----------

Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
     appreciation (depreciation) in
     fair value of investments.........                    $  36,431    $  122,756      $     479
    Interest and dividends.............    $   59,557          1,596         2,525             11
                                           ----------     ----------    ----------      ---------
                                               59,557         38,027       125,281            490
                                           ----------     ----------     ---------      ---------

  Contributions:
    Employer..........................         53,389         22,282        37,091          5,435
    Employees.........................         82,005         43,367       113,587         17,664
                                           ----------     ----------     ---------      ---------
                                              135,394         65,649       150,678         23,099
                                           ----------     ----------     ---------      ---------
Transfers from other qualified plans
  on behalf of participants............         1,413          2,825
                                           ----------     ----------     ---------      ---------

    Total additions....................       196,364        106,501       275,959         23,589
                                           ----------    -----------     ---------      ---------

Participant withdrawals from
  net assets...........................      (182,769)       (68,992)     (169,361)        (1,021)
Net transfers among funds..............      (714,298)       157,843       (88,114)       431,972
Net transfers to loan fund.............      (60,033)        (19,685)      (53,167)
                                           ----------      ---------      --------      ---------
  Net increase (decrease)..............      (760,736)       175,667       (34,683)       454,540
Net assets available for benefits:
  Beginning of year....................     1,803,562        573,909     1,183,847
                                           ----------     ----------    ----------     ----------
  End of year..........................    $1,042,826     $  749,576    $1,149,164     $  454,540
                                           ==========     ==========    ==========     ==========



                                                           WSFS         WSFS
                                                         Financial     Financial
                                         International    Common       Preferred
                                              Fund      Stock Fund     Stock Fund    Loan Fund       Total
                                          ------------- ----------     ----------    ---------      --------

Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
     appreciation (depreciation) in
     fair value of investments.........    $  1,088      $ 125,604    $   212,661                   $  499,019
    Interest and dividends.............           9            887            136     $    7,614        72,335
                                         ----------    -----------    -----------     ----------     ----------
                                              1,097        126,491        212,797          7,614       571,354
                                         ----------    -----------    -----------      ---------    ----------

  Contributions:
    Employer..........................        4,761        278,294          2,066                      403,318
    Employees.........................       14,095         15,162          8,448        151,882       446,210
                                          ---------      ---------     ----------   ------------    ----------
                                             18,856        293,456         10,514        151,882       849,528
                                          ---------      ---------     ----------   ------------    ----------
Transfers from other qualified plans
  on behalf of participants............                      1,413                                       5,651
                                          ---------       --------     ----------    --------       ----------

    Total additions....................      19,953        421,360        223,311        159,496     1,426,533
                                          ---------      ---------     ----------     ----------    ----------

Participant withdrawals from
  net assets...........................      (1,225)       (42,491)       (70,852)      (224,941)      761,652
Net transfers among funds..............     315,793        (74,757)       (28,439)
Net transfers to loan fund.............                      5,425                       127,460
                                           --------    -----------     ----------    -----------    ----------
  Net increase (decrease)..............     334,521        309,537        124,020         62,015       664,881
Net assets available for benefits:
  Beginning of year....................                    271,939        427,632        515,994     4,776,883
                                         ----------     ----------    ----------     ----------     ----------
  End of year..........................  $  334,521     $  581,476    $   551,652     $  578,009    $5,441,764
                                         ==========     ==========    ===========     ==========    ==========


The accompanying notes are an integral part of these financial statements

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                          Notes to Financial Statements

Note 1 - Description of Plan:

The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA). The following description of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the "Plan"), provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

     Plan Amendment:

Effective July 1, 1993, the Plan was amended with the most notable changes being the addition of two new investment funds (Small Cap and International Stock Funds), increased employer contributions and a new vesting schedule for employer contributions. Each of these amendments is discussed further in the captions that follow.

     Eligibility:

All full- and part-time employees of WSFS Financial Corporation or its subsidiaries ("the Employers") who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Employees hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service and attainment of age 21.

     Contributions:

Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 15% of their base salary not to exceed $9,240 in 1995. The percentage contribution may be increased, decreased, revoked or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

All contributions made by the Employers on participants' behalf are also on a pre-tax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

1. 1% Core Contribution - Prior to June 30, 1993, an amount equal to 1% of participants' base salaries was contributed to participants accounts. This contribution was discontinued when the Plan was amended.

2. Company Matching Contribution - An employer matching contribution program was implemented effective July 1, 1993. The Company matches 25% of the employee's contribution up to 6%. The matching contribution is in the form of WSFS Financial common stock.

3. Employer Discretionary Profit Sharing Contribution - Effective July 1, 1993, the Company implemented a profit sharing program. The allocation formula was amended and effective October 1, 1995. The contribution for each eligible participant is calculated on a pro-rata basis of the Participant's compensation in relation to the total compensation of all participants. The profit sharing contribution is in the form of WSFS Financial common stock and consists of two parts:

                  o Base Contribution - Awarded quarterly as predetermined targets are achieved.

                  o Supplemental Contribution - Awarded at year end or shortly thereafter in the event the Company equalled or exceeded budgeted targets for the entire year.

     During the year ended December 31, 1995, the Board of Directors approved a Supplemental Contribution of $734,000 to the 401(K) Plan. The contribution was invested in WSFS Common Stock and distributed to the Plan as of December 31, 1995. The distribution to Plan participants was calculated according to the amended formula discussed above.

4. Excess Flexible Benefit Funds - Under the Employers' BeneFlex programs, employees are provided a fixed amount of funds by the Employer which can be used to purchase optional employee benefits. In lieu of purchasing such benefits, employees may direct all or part of these funds to be contributed to the Plan on their behalf.

     Participants' accounts:

Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also credited with an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

     Vesting:

All employee contributions are 100% vested and are not subject to forfeiture for any reason. Employees hired on or before June 30, 1993 are also 100% vested in the Employer's contributions. Employer contributions which are forfeited by participants reduce future Employer contributions. Employees hired after June 30, 1993 will become vested in the Employer's contribution as follows:

                Year of                              Vested
                Service                            Percentages
                -------                            -----------
                 0-2                                     0%
                  3                                      20%
                  4                                      40%
                  5                                      60%
                  6                                      80%
                  7                                     100%

     Withdrawals:

Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Employee contributions made subsequent to January 1, 1988 are made on a pre-tax basis and withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988) which must be approved by the Employee Benefits Committee and can only be made for one of the following reasons:

     1.  Purchase of primary residence of the participant
     2.  Preservation of primary residence
     3.  Certain medical expenses of a participant or their dependents
     4. Tuition for the next semester or quarter of post-secondary education of the employee, spouse or dependents.

Hardship withdrawals are subject to applicable withholding taxes.

     Loan provision:

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan.

     Investment funds:

Seven investment funds have been established with Wilmington Trust Company (Trustee) for the investment of participants and Employers contributions. The Small Cap Stock and International Funds were new investment options in 1993.

All contributions are allocated to the investment fund in accordance with the participant's individual investment election. Participants may elect to invest in increments of not less than 5% in any of the seven different funds. Participants may change their investment elections monthly. The Trustee is authorized to invest and reinvest the contributions allocated to each of the investment funds, including all sales proceeds, investment income and other payments received at its discretion. A general description of the investments maintained in each fund is described below.

     Money Market Fund - This fund invests in fixed income securities, 80% of which will mature within 90 days and 20% which will mature within one year. The objective is to provide a high level of income consistant with the perservation of capital and liquidity.

     Bond Fund - This fund invests in a diversified mix of investment-quality, fixed income securities. The overall sensitivity of the portfolio's value to changes in interest rates is similar to that of the bond market as a whole. The fund's objective is to provide an above-average investment return consistent with the protection of principal value. An individual choosing this fund should be willing to accept some fluctuation in market value for capital appreciation opportunities

     Large Cap Stock Fund - This fund invests in well-established, high quality companies with large capitalizations (generally greater than $500 million). The stocks are chosen for their above average potential for capital appreciation and dividend growth.

     Small Cap Stock Fund - This fund specializes in smaller companies, generally those with market capitalizations under $500 million. The portfolio includes both emerging and well-established companies across a wide variety of industries. The fund's objective is to own stock in companies whose earnings in aggregate are projected to grow substantially faster than the economy.

     International Fund - This fund invests exclusively in non-U.S. markets across a wide range of industries and companies. Fund investments include companies in large, well-established countries as well as in some of the world's emerging markets.

     WSFS Financial Common Stock Fund - This fund invests solely in shares of the common stock issued by WSFS Financial Corporation.

     WSFS Financial Preferred Stock Fund - This fund was transferred to the WSFS Financial Common Stock fund in 1994 when the Company's Preferred Stock was converted into Common Stock at a ratio of 6.47 shares of Common Stock for each share of Preferred Stock.

The Loan fund is used solely to hold principal and interest payments on outstanding loans and is not an investment alternative for contributions. However, amounts paid on outstanding loans are allocated to the seven investment funds in a manner consistent with the participant's individual investment elections.

         Administrative expenses:

Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are borne by the Plan participants.

Note 2 - Summary of Significant Accounting Policies:

     Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting. Revenues and expenses are recognized when earned or incurred in accordance with generally accepted accounting principles.

     Investment in securities:

Investments in short-term securities are valued at cost which approximates market. Investments in Wilmington Trust commingled funds are valued at market based on the quoted year-end market value of securities held by the funds. WSFS Financial Corporation common and preferred stock is valued at the year-end market price.

     Revenue recognition and method of accounting:

The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and unrealized appreciation as the difference between market value at time of sale and market value at the prior period year end.

     Fund accounting for income:

The Wilmington Trust commingled funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

Note 3 - Investments

The following table presents the fair values of investments. The investments in the Bond, Large Cap Stock, Small Cap Stock and International Stock Funds represent the Plan's undivided interest in the corresponding common or commingled trust funds maintained by Wilmington Trust Company.

                                                                                           December 31,
                                                                                     1995               1994
                                                                                     ----               ----

Money Market Fund:
   Wilmington Trust Company Money Market Fund...................................   $1,216,551         $1,136,325
   Cash and cash equivalents....................................................         (696)            13,339
                                                                                   -----------        ----------
                                                                                    1,215,855          1,149,664
                                                                                   ----------         ----------
Bond Fund:
   Wilmington Trust Company Employee Benefit Strategic
      Fixed Income Fund (1995 - 61,731 units, 1994 - 59,519
      units)...................................................................       980,286            790,416
   Wilmington Trust Company Money Market Fund..................................         1,154
   Cash and cash equivalents...................................................        (1,146)             2,701
                                                                                   ----------         ----------
                                                                                      980,294            793,117
                                                                                   ----------         ----------
Large Cap Stock Fund:
   Wilmington Trust Company Value Equity Collective Fund
     (1995 - 31,815 units, 1994 - 31,161 units).................................      931,534            673,380
   Wilmington Trust Company Growth Equity Collective Fund
     (1995 - 24,772 units, 1994 - 23,843 units).................................      847,191            608,247
   Wilmington Trust Company Money Market Fund ..................................        1,897
   Cash and cash equivalents....................................................       (1,957)          (74,675)
                                                                                   ----------        -----------
                                                                                    1,778,665          1,206,952
                                                                                   ----------        -----------

Small Cap Stock Fund:
   Wilmington Trust Company Small Cap Portfolio Collective
     Fund (1995 - 41,906 units, 1994 - 35,885 units)...........................       806,262            549,405
   Wilmington Trust Company Money Market Fund..................................                           16,580
   Cash and cash equivalents...................................................            24              9,696
                                                                                   ----------         ----------
                                                                                      806,286            575,681
                                                                                   ----------        -----------





International Stock Fund:
   Wilmington Trust Company International Equity Collective
     Fund (1995 - 20,779, 1994 - 18,996 units).................................       468,993            396,060
   Wilmington Trust Company Money Market Fund..................................                           19,243
   Cash and cash equivalents...................................................            49              6,529
                                                                                 ------------         ----------
                                                                                      469,042            421,832
                                                                                   ----------        -----------
WSFS Financial Common Stock Fund:
   WSFS Financial Corporation common stock (1995 - 552,824
     shares; 1994 - 392,002 shares)............................................     4,975,416          1,421,007
   Wilmington Trust Company Money Market Fund..................................       164,274              1,056
   Cash and cash equivalents...................................................      (160,012)           (14,714)
                                                                                  -----------       ------------
                                                                                    4,979,678          1,407,349
                                                                                  -----------       ------------
Loan Fund:
   Wilmington Trust Company Money Market Fund..................................                           83,005
                                                                                 ------------         ----------
                                                                                                          83,005
                                                                                 ------------         ----------
     Total investments.........................................................   $10,229,820         $5,637,600
                                                                                  ===========         ==========


During the three year period ended December 31, 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                                                   WSFS          WSFS
                                                          Large Cap    Small Cap                 Financial    Financial
                                               Bond         Stock        Stock    International   Common      Preserved
                                               Fund         Fund         Fund       Stock Fund   Stock Fund   Stock Fund     Total
                                            ---------     ---------    ---------  --------------  ---------- ----------      -----
   1995

Net realized gain on sales of investments.. $     5,181   $   37,823   $ 19,400      $ 3,304    $   78,397               $  144,106
Net change in unrealized appreciation
   (depreciation) of investments...........     150,846      413,575    133,593       35,692     2,202,363                2,963,069
                                              ---------   ----------   --------      -------    ----------    --------   ----------
                                             $  156,027   $  451,398   $152,993      $38,996    $2,280,760               $3,080,174
                                             ==========   ==========   ========      =======    ==========    ========   ==========

   1994

Net realized gain (loss) on sales of
 investments...............................  $   (1,873   $    1,411   $   (852)        (642)    $ (44,665)   $ 36,628    $  (9,993)
Net change in unrealized appreciation
   (depreciation) of investments...........     (27,213)     (63,326)    11,614         (383)    $(141,642)                (220,950)
                                             ----------   ----------   --------      --------    ---------   ---------    ---------
                                            $   (29,086)  $  (61,915)  $ 10,762       (1,025)    $(186,307)  $  36,628    $(230,943)
                                            ===========   ==========   ========       =======    =========   =========    =========

   1993

Net realized gain on sales of investments.. $   222,115   $  453,623                                                      $ 675,738
Net change in unrealized appreciation
   (depreciation) of investments...........    (185,684)    (330,867    $   479      $ 1,088    $  125,604   $ 212,661     (176,719)
                                            -----------   ----------    -------     --------    ----------   ---------    ---------
                                            $    36,431   $  122,756    $   479      $ 1,088    $  125,604   $ 212,661    $ 499,019
                                            ===========   ==========    =======     ========    ==========   =========    =========


Note 4 - Income Tax Status:

The Plan administrator has obtained a tax determination letter requesting exemption from income tax under section 401(k) of the Internal Revenue Code. Accordingly, no provision for income tax is included in the accompanying financial statements.

Note 5 - Description of Priorities Upon Plan Termination:

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination, each participant will receive a total distribution equal to their vested share of each of the funds. All unvested Employer contributions revert to the Employer in the event of a plan termination.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                            Supplemental Information

                                                                      Schedule I

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
            Item 27a: Schedule of Assets Held for Investment Purposes
                              at December 31, 1995
                           (Supplemental Information)

  Shares or                                                                                              Current
Face Amount                       Description of investment                            Cost               Value
                                                                                       ----               -----
                  Money Market Fund:

  1,216,551       Wilmington Trust Co. Money Market Fund........................      $1,216,551         $1,216,551
                  Uninvested cash...............................................            (696)             (696)
                                                                                    ------------         ----------
                                                                                       1,215,855          1,215,855
                                                                                    ------------         ----------

                  Bond Fund:

     61,731       Wilmington Trust Co. Employee Strategic Benefit
                    Fixed Income Fund...........................................         861,372            980,286
      1,154       Wilmington Trust Co. Money Market Fund........................           1,154              1,154
                  Uninvested cash...............................................          (1,146)            (1,146)
                                                                                   -------------         ----------
                                                                                         861,380            980,294
                                                                                      ----------         ----------


                  Large Cap Stock Fund:

     31,815       Wilmington Trust Co. Value Equity Collective Fund.............         678,651            931,534
     24,772       Wilmington Trust Co. Growth Equity Collective Fund............         704,131            847,191
      1,897       Wilmington Trust Co. Money Market Fund........................           1,897              1,897
                  Uninvested cash...............................................          (1,957)            (1,957)
                                                                                      ----------         ----------
                                                                                       1,382,722          1,778,665
                                                                                      ----------         ----------

                  Small Cap Stock Fund:

     41,906       Wilmington Trust Co. Small Cap Portfolio Collective
                   Fund.........................................................         669,787            806,262
                  Uninvested cash...............................................              24                 24
                                                                                     -----------       ------------
                                                                                         669,811            806,286
                                                                                     -----------        -----------

                  International Stock Fund:

     20,779       Wilmington Trust Co. International Equity Collective
                   Fund.........................................................         439,575            468,993
                  Uninvested cash...............................................              49                 49
                                                                                     -----------       ------------
                                                                                         439,624            469,042
                                                                                     -----------       ------------



                  WSFS Financial Common Stock Fund:

    552,824       WSFS Financial Common Stock............................................       2,690,625          4,975,416
    164,274       Wilmington Trust Co. Money Market Fund.................................         164,274            164,274
                  Uninvested cash........................................................        (160,012)          (160,012)
                                                                                             ------------         ----------
                                                                                                2,694,887          4,979,678
                                                                                               ----------         ----------

                    Total...............................................................       $7,264,279        $10,229,820
                                                                                               ==========        ===========




                                                                    Schedule II

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                  Item 27d: Schedule of Reportable Transactions
                           (Supplemental Information)

                (single transaction or series of transactions in
                 one issue aggregating 5% or more of the market
                    value of plan assets at January 1, 1995)

                      For the Year Ended December 31, 1995



                                                                  Sales                                        Number       Number
Name of party and                                        -----------------------                                 of           of
description of assets               Purchases             Cost          Proceeds           Gain (Loss)        Purchases      Sales
- ---------------------               ---------            --------     ----------          -----------        ---------      -------

Wilmington Trust Co.
Employee Benefits

Money Market Fund                    $2,088,844         $1,878,169     $1,878,169                               197           151

Employee Benefit Strategic
Fixed Income Fund                    $  325,724         $  278,570     $  290,743            $12,174             67            63

WSFS Financial Corp.
Common                               $2,910,413         $1,268,490     $1,368,213            $99,723             92            67

Small Cap Portfolio
Collective Fund                      $  405,772         $  299,573     $  318,502            $18,929             63            61


